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                             March 16, 2021

       Anthony J. Irocci
       President
       APEX 11 INC.
       8217 East Spanish Boot Road
       Carefree, AZ 85377-5408

                                                        Re: APEX 11 INC.
                                                            Amendment No. 2 to
Registration Statement on Form 10-12G
                                                            Filed March 4, 2021
                                                            File No. 000-54964

       Dear Mr. Irocci:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 22, 2021 letter

       Form 10-12G/A filed March 4, 2021

       Report of Independent Registered Public Accounting Firm, page F-1

   1. We note your response to comment 3. Please revise to include a currently dated auditor's report and delete the
reference to the auditing standards generally accepted in the United
                                                        States of America.
Refer to the guidance in paragraph .09 of AS 3101.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Anthony J. Irocci
APEX 11 INC.
March 16, 2021
Page 2




       You may contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



                                                         Sincerely,
FirstName LastNameAnthony J. Irocci
                                                         Division of
Corporation Finance
Comapany NameAPEX 11 INC.
                                                         Office of Real Estate
& Construction
March 16, 2021 Page 2
cc:       Jonathan Coury, Esq.
FirstName LastName